
May 20, 2022

Moshe Eisenberg
Chief Financial Officer
CAMTEK LTD
Ramat Gavriel Industrial Zone
P.O. BOX 544
Migdal Ha'Emek, 23150, Israel

> **Re: CAMTEK LTD**
> **Form 20-F filed March 15, 2022**
> **File No. 000-30664**

Dear Mr. Eisenberg:

We issued comments to you on the above captioned filing on April 20, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 3, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences